July 22, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jonathan Burr Brigitte Lippmann Suying Li Rufus Decker

Re:	Livongo Health, Inc.
Registration Statement on Form S-1
File No. 333-232412

Acceleration Request
Requested Date:	July 24, 2019
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Livongo Health, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-232412) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Mark Baudler at (650) 320-4597.

* * * *

Sincerely,

Livongo Health, Inc.

/s/ Zane Burke

Zane Burke
Chief Executive Officer

cc:	Glen Tullman, Livongo Health, Inc.

Lee Shapiro, Livongo Health, Inc.

Erica Palsis, Livongo Health, Inc.

Mark Baudler, Wilson Sonsini Goodrich & Rosati, P.C.

Megan Baier, Wilson Sonsini Goodrich & Rosati, P.C.

Lianna Whittleton, Wilson Sonsini Goodrich & Rosati, P.C.

David Peinsipp, Cooley LLP